AVG Reports First Quarter 2014 Financial Results

Subscription revenue increases 19%, GAAP diluted EPS is $0.34 and non-GAAP diluted EPS is $0.56; Reiterates Fiscal 2014 Outlook

AMSTERDAM, May 7, 2014 — AVG Technologies N.V. (NYSE: AVG), the online security company for 187 million active users, today reported results for the first quarter ended March 31, 2014.

Subscription revenue increased 19% over the same period one year ago to $67.3 million. The increase in subscription revenue was the result of growth in both the consumer and SMB segments of the business. Platform-derived revenue decreased 45% over the same period one year ago to $26.3 million. The decrease in platform revenue was primarily related to the implementation of Google guideline changes and the exit from the third party search distribution business. As a result, total revenue for the first quarter of 2014 was $93.5 million as compared to $104.7 million in the first quarter of 2013.

GAAP net income for the first quarter of 2014 was $17.9 million, or $0.34 per diluted ordinary share. This compares with net income of $24.4 million, or $0.45 per diluted ordinary share in the prior year’s first quarter.

Non-GAAP adjusted net income for the first quarter of 2014 was $30.0 million, or $0.56 per diluted ordinary share. This compares with non-GAAP adjusted net income of $31.8 million, or $0.58 per diluted ordinary share for the same period of the prior year1.

Non-GAAP free cash flow was $30.0 million for the quarter, compared with $39.5 million for the same period in the prior year. Operating cash flow was $32.7 million for the quarter, compared with $43.3 million for the same period in the prior year.

"Our first quarter was a good start to what we expect will be an important strategic year for AVG, the online security company," commented Gary Kovacs, CEO of AVG. ”We executed effectively on the key financial metrics and operating initiatives in the first quarter, while growing active users to 187 million and mobile users to 81 million. Importantly, we released a major application, AVG Zen, which provides a simple approach for the discovery and deployment of products and services across connected devices. We are highly optimistic about AVG’s future in the important and growing market for online security."

Financial Outlook

Based on information available as of May 7, 2014, AVG is maintaining its outlook for fiscal year 2014 as follows:

•	Revenue is expected to be in the range of $365 million to $405 million.

•	Non-GAAP adjusted net income is expected to be in the range of $96 million to $112 million; non-GAAP diluted EPS is expected to be in the range of $1.80 to $2.10.

•	GAAP net income is expected to be in the range of $54 million to $70 million; GAAP diluted EPS is expected to be in the range of $1.00 to $1.30.

1 Non-GAAP results for the first quarter of 2014 exclude $2.8 million in share based compensation expense, $4.3 million in acquisition amortization and $2.6 million in restructuring, legal and other charges, together with a $2.4 million adjustment to normalize to a tax rate of 12.5%, as described in the Reconciliation of GAAP measures to non-GAAP measures.

2

AVG’s expectation of non-GAAP adjusted net income for fiscal year 2014 excludes share-based compensation expense, acquisition amortization, rationalization and other charges, and assumes a normalized tax rate of 12.5%. For the purpose of calculating diluted EPS and non-GAAP diluted EPS, the Company assumes approximately 53.5 million weighted-average diluted ordinary shares outstanding for fiscal year 2014.

Conference Call Information

AVG will hold its quarterly conference call today at 23:00 CET/5:00 p.m. ET/2:00 p.m. PT to discuss its first quarter 2014 financial results, business highlights and outlook. The conference call may be accessed via webcast at http://investors.avg.com or by calling +1 (877) 941 1427 (United States and Canada) or +1 (480) 629 9664. A replay of the webcast can be accessed via http://investors.avg.com. Additionally, an audio replay of the conference call will be available through May 21, 2014 by calling +1 800 406 7325 (United States and Canada) or + (International), conference passcode required: 4677906#.

Use of Non-GAAP Financial Information

This press release contains supplemental non-GAAP financial measures that are not calculated in accordance with U.S. GAAP. These non-GAAP measures provide additional information on the performance or liquidity of our business and so we believe are useful for investors.

Adjusted net income, adjusted net income per diluted ordinary share, free cash flow and their related ratios are non-GAAP measures and should not be considered alternatives to the applicable U.S. GAAP measures. In particular, adjusted net income, adjusted net income per diluted ordinary share, free cash flow, and their related ratios, should not be considered as measurements of our financial performance or liquidity under U.S. GAAP, as alternatives to income, operating income or any other performance measures derived in accordance with U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity.

Adjusted net income, adjusted net income per diluted ordinary share and free cash flow are measures of financial performance or liquidity and have limitations as analytical tools, and should not be considered in isolation from, or as substitutes for, analysis of our results of operations, including our operating income and cash flows, as reported under U.S. GAAP. We provide these non-GAAP financial measures because we believe that such measures provide important supplemental information to management and investors about the Company’s core operating results and liquidity, primarily because the non-GAAP financial measures exclude certain expenses and other amounts that management does not consider to be indicative of the Company’s core operating results or business outlook or liquidity. Management uses these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, in evaluating the Company’s operating performance, in planning and forecasting future periods, in making decisions regarding business operations and allocation of resources, and in comparing the Company’s performance against its historical performance. Some of the limitations of adjusted net income and free cash flow and their related ratios as measures are:

•	they do not reflect our cash expenditure or future requirements for capital expenditure or contractual commitments, nor do they reflect the actual cash contributions received from customers;
•	they do not reflect changes in, or cash requirements for, our working capital needs;
•	although amortization and share-based compensation are non-cash charges, the assets being amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and
•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures

Because of these limitations, investors should rely on AVG’s consolidated financial statements prepared in accordance with U.S. GAAP and treat the Company’s non-GAAP financial measures as supplemental information only.

For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, please see “Reconciliation of GAAP to non-GAAP financial measures”. All non-GAAP financial measures should be read in conjunction with the comparable information presented in accordance with U.S. GAAP.

3

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those relating to an expected range of revenue, net income, diluted EPS, non-GAAP adjusted net income and non-GAAP diluted EPS for the fiscal year ending December 31, 2014 and/or future periods, as well as those relating to the future prospects of AVG. Words such as “expects,” “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in international and national tax regulations and related proposals; changes in the Company’s growth strategies; changes in the Company’s future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the Company’s key metrics, including the number of the Company’s active users, revenue per average active user, subscription revenue per subscriber and platform revenue per thousand searches; the potential effects of changes in the applicable search guidelines of our search partners, including the Company’s and its competitors’ responses to these changes; the termination of or changes to the Company’s relationships with its partners, including Google, Yahoo! and other third parties; changes in the Company’s and its partners’ responses to privacy concerns; the ability for the Company to successfully diversify its portfolio of search partners; the Company’s plans to launch new products and online services and monetize its full user base; the performance of new products, such as AVG Zen; the Company’s ability to attract and retain active and subscription users; the Company’s ability to retain key personnel and attract new talent; the Company’s ability to adequately protect its intellectual property; flaws in the Company’s internal controls or IT systems; the Company’s geographic expansion plans; the anticipated costs and benefits of the Company’s acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the Company’s legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the Company’s products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the Company’s business is included in filings AVG makes with the U.S. Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”.

The financial information contained in this press release should be read in conjunction with the consolidated financial statements and notes thereto to be included in the Company's reports on Form 6-K and Form 20-F. The Company's results of operations for the first quarter, ended March 31, 2014 are not necessarily indicativ of the Company's operating results for any future periods.

These documents are available online from the SEC or in the Investor Relations section of the Company’s website at http://investors.avg.com. Information on the AVG website is not part of this release. All forward-looking statements in this press release are based on information currently available to the Company, and AVG assumes no obligation to update these forward-looking statements in light of new information or future events.

About AVG

AVG is the online security company providing leading software and services to secure devices, data and people.  AVG has over 187 million active users, as of March 31, 2014, using AVG’s products and services including Internet security, performance optimization, and personal privacy and identity protection. By choosing AVG’s products, users become part of a trusted global community that engages directly with AVG to provide feedback and offer mutual support to other customers.

All trademarks are the property of their respective owners.

Contact:
Erica Abrams, The Blueshirt Group for AVG

+1 (415) 217-5864

erica@blueshirtgroup.com

4

AVG Technologies N.V.

Unaudited condensed consolidated balance sheets

(in thousands of U.S. dollars)

	December 31,	March 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$42,349	$36,367
Restricted cash	4,654	6,183
Trade accounts receivable, net	26,160	24,040
Inventories	1,017	781
Deferred income taxes	25,058	23,657
Prepaid expenses	5,927	5,585
Other current assets	5,416	4,541
Total current assets	110,581	101,154
Property and equipment, net	15,294	15,131
Deferred income taxes	33,820	30,546
Intangible assets, net	59,577	54,305
Goodwill	84,843	84,842
Investment	160	160
Other assets	2,507	2,448
Total assets	$306,782	$288,586

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,356	$7,449
Accrued compensation and benefits	18,245	18,126
Accrued expenses and other current liabilities	31,569	30,390
Income taxes payable	4,680	4,954
Deferred tax liabilities	163	88
Deferred revenue	164,136	164,741
Total current liabilities	230,149	225,748
Long-term debt	30,000	5,000
Deferred revenue, less current portion	33,050	32,306
Deferred tax liabilities	342	329
Other non-current liabilities	4,075	3,520
Total liabilities	297,616	266,903

Ordinary shares	727	727
Distributions in excess of capital	(128,809)	(126,377)
Treasury shares	(33,179)	(40,333)
Accumulated other comprehensive loss	(8,343)	(9,047)
Retained earnings	178,770	196,713
Total shareholders’ equity	9,166	21,683
Total liabilities and shareholders’ equity	$306,782	$288,586

5

AVG Technologies N.V.

Unaudited condensed consolidated statements of comprehensive income

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended
	March 31,
	2013	2014
Revenue:
Subscription	$56,579	$67,290
Platform-derived	48,147	26,256
Total revenue	104,726	93,546
Cost of revenue:
Subscription	(7,429)	(8,111)
Platform-derived	(6,677)	(5,401)
Total cost of revenue	(14,106)	(13,512)
Gross profit	90,620	80,034
Operating expenses:
Research and development	(14,646)	(16,447)
Sales and marketing	(23,419)	(22,482)
General and administrative	(20,257)	(16,376)
Total operating expenses	(58,322)	(55,305)
Operating income	32,298	24,729
Other expense, net	(2,086)	(57)
Income before income taxes and loss from investment in equity affiliate	30,212	24,672
Income tax provision	(5,770)	(6,729)
Net income	$24,442	$17,943
Comprehensive income	$23,061	$17,239
Earnings per share:
Net income	$24,442	$17,943

Net income available to ordinary shareholders - basic	$24,442	$17,943

Net income available to ordinary shareholders - diluted	$24,442	$17,943
Earnings per ordinary share – basic	$0.45	$0.34
Earnings per ordinary share – diluted	$0.45	$0.34

Weighted-average shares outstanding – basic	54,025,571	52,842,926
Weighted-average shares outstanding – diluted	54,625,745	53,177,489

6

AVG Technologies N.V.

Unaudited condensed consolidated statements of cash flows

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2013	2014
OPERATING ACTIVITIES:
Net income	$24,442	$17,943
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	5,099	7,753
Share-based compensation	3,633	2,812
Deferred income taxes	1,800	4,620
Change in the fair value of contingent consideration liabilities	815	91
Amortization of financing costs and loan discount	989	62
Loss (gain) on sale of property and equipment	(35)	11
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(2,646)	(476)
Net change in deferred revenue	9,170	(104)
Net cash provided by operating activities	43,267	32,712
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(3,738)	(2,717)
Proceeds from sale of property and equipment	53	161
Cash payments for acquisitions, net of cash acquired	(2,865)	-
Decrease (increase) in restricted cash	(812)	(1,529)
Net cash used in investing activities	(7,362)	(4,085)
FINANCING ACTIVITIES:
Payment of contingent consideration	(175)	-
Repayments of principal on current credit agreement	-	(25,000)
Repayments of principal on former credit facility	(23,056)	-
Proceeds from exercise of share options	199	713
Repurchases of share rights and options from employees	(2,900)	(1,460)
Repurchase of own shares	-	(8,247)
Net cash used in financing activities	(25,932)	(33,994)
Effect of exchange rate fluctuations on cash and cash equivalents	(1,078)	(615)
Change in cash and cash equivalents	8,895	(5,982)
Beginning cash and cash equivalents	51,890	42,349
Ending cash and cash equivalents	$60,785	$36,367
Supplemental cash flow disclosures:
Income taxes paid	$(1,770)	$(2,274)
Interest paid	$(2,035)	$(279)

7

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2013	2014
Gross profit	$90,620	$80,034
Add back:
- Share-based compensation	(2)	3
- Acquisition amortization(1)	1,263	2,657
- Other adjustments(2)	(7)	-
Non-GAAP adjusted gross profit	$91,874	$82,694
Revenue	104,726	93,546
Non-GAAP adjusted gross profit margin	88%	88%

Operating expenses	$(58,322)	$(55,305)
Less:
- Share-based compensation	3,635	2,809
- Acquisition amortization(1)	1,020	1,606
- Other adjustments(2)	870	2,567
Non-GAAP adjusted operating expenses	$(52,797)	$(48,323)

Operating income	$32,298	$24,729
Add back:
- Share-based compensation	3,633	2,812
- Acquisition amortization(1)	2,283	4,263
- Other adjustments(2)	863	2,567
Non-GAAP adjusted operating income	$39,077	$34,371
Revenue	104,726	93,546
Non-GAAP adjusted operating income margin	37%	37%

Other expense, net	$(2,086)	$(57)
Less:
- Other adjustments(2)	-	-
Non-GAAP adjusted other expense, net	$(2,086)	$(57)

8

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2013	2014
Net income	$24,442	$17,943
Add back:
- Share-based compensation	3,633	2,812
- Acquisition amortization(1)	2,283	4,263
- Other adjustments(2)	863	2,567
- Provision (Benefit) for income taxes	5,770	6,729
Non-GAAP adjusted profit before taxes	$36,991	$34,314
Less: Estimated provision for income taxes(3)	(5,179)	(4,289)
Non-GAAP adjusted net income	31,812	30,025

Weighted-average shares outstanding - diluted (in thousands)	54,626	53,177
Non-GAAP adjusted net income	31,812	30,025
Non-GAAP diluted EPS	$0.58	$0.56

	December 31,	March 31,
	2013	2014
Cash and cash equivalents	$42,349	$36,367
Long-term debt	(30,000)	(5,000)
Net cash	$12,349	$31,367

	Three months ended
	March 31,
	2013	2014
Net cash provided by operating activities	$43,267	$32,712
Less: Payments for property and equipment and intangible assets	(3,738)	(2,717)
Free cash flow	$39,529	$29,995

	Three months ended
	March 31,
	2013	2014
Revenue	$104,726	$93,546
Free cash flow	39,529	29,995
Cash conversion	38%	32%

9

AVG Technologies N.V.

Reconciliation of GAAP measures to non-GAAP measures

(in thousands of U.S. dollars, except for users, active users and revenue per average active user data)

	Twelve months ended
	March 31,
	2013	2014
Total revenue (trailing 12 months)	$377,707	$395,933
Active users at period end (in millions)(4)	150	187
Average active users (in millions)(5)	132	169
Twelve months trailing revenue per average active user	$2.86	$2.35

(1)	Includes amortization of acquired intangible assets.
(2)	Other adjustments between GAAP and non-GAAP measures in the three months ended March 31, 2014 comprise of $1.4 million in charges associated with litigation settlements, $0.8 million in acquisition related charges primarily relating to the PrivacyChoice integration and $0.4 million in charges associated with the rationalization of the Company’s global operations that commenced in the fourth quarter of 2013. Other adjustments between GAAP and non-GAAP measures in the three months ended March 31, 2013 comprise of $0.9 million in charges associated with the rationalization of the Company’s global operations that commenced in the fourth quarter of 2012.
(3)	Adjusted for impact of normalized tax rate of 12.5% in the three months ended March 31, 2014 and 14% for the 3 months ended March 31, 2013. The normalized tax of 12.5% is based on an estimate of our future cash tax rate as well as our recent cash and income statement tax charges.
(4)	Per March 31, 2014 and going forward, active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least once in the previous 30 days (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server once in the preceding 30-day period, (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. Previously, active users are those that (i) have downloaded and installed our free software on a PC and have connected to our server at least twice, including at least once in the preceding 30-day period, (ii) represent a unique mobile device, which has installed one or more of our mobile applications, from which at least one application has contacted our server twice in the preceding 30-day period (with at least 24 hours between the first and second contact), (iii) have a valid subscription license for our software solutions or (iv) represent a unique device using our secure search solution that has made at least one secure search in the preceding 30-day period. The changes as outlined above had an immaterial impact on PC users and led to an increase in the net number of mobile users of 2.4 million as of March 31, 2014. The presented comparative active user numbers are based on the previous definition of active users.
(5)	The number of average active users is calculated as the simple average of active users at the beginning of a period and the end of a period.

10

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2014

Unaudited condensed consolidated balance sheets	F-2
Unaudited condensed consolidated statements of comprehensive income	F-3
Unaudited condensed consolidated statements of shareholders’ equity	F-4
Unaudited condensed consolidated statements of cash flows	F-5
Notes to the unaudited condensed consolidated financial statements	F-6

F-1

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31,	March 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$42,349	$36,367
Restricted cash	4,654	6,183
Trade accounts receivable, net	26,160	24,040
Inventories	1,017	781
Deferred income taxes	25,058	23,657
Prepaid expenses	5,927	5,585
Other current assets	5,416	4,541
Total current assets	110,581	101,154
Property and equipment, net	15,294	15,131
Deferred income taxes	33,820	30,546
Intangible assets, net	59,577	54,305
Goodwill	84,843	84,842
Investment	160	160
Other assets	2,507	2,448
Total assets	$306,782	$288,586

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,356	$7,449
Accrued compensation and benefits	18,245	18,126
Accrued expenses and other current liabilities	31,569	30,390
Income taxes payable	4,680	4,954
Deferred tax liabilities	163	88
Deferred revenue	164,136	164,741
Total current liabilities	230,149	225,748
Long-term debt	30,000	5,000
Deferred revenue, less current portion	33,050	32,306
Deferred tax liabilities	342	329
Other non-current liabilities	4,075	3,520
Total liabilities	297,616	266,903
Commitments and contingencies (Note 12)
Shareholders’ equity
Ordinary shares	727	727
Distributions in excess of capital	(128,809)	(126,377)
Treasury shares	(33,179)	(40,333)
Accumulated other comprehensive loss	(8,343)	(9,047)
Retained earnings	178,770	196,713
Total shareholders’ equity	9,166	21,683
Total liabilities and shareholders’ equity	$306,782	$288,586

The accompanying notes form an integral part of these condensed consolidated financial statements.

F-2

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended
	March 31,
	2013	2014
Revenue:
Subscription	$56,579	$67,290
Platform-derived	48,147	26,256
Total revenue	104,726	93,546
Cost of revenue:
Subscription	(7,429)	(8,111)
Platform-derived	(6,677)	(5,401)
Total cost of revenue	(14,106)	(13,512)
Gross profit	90,620	80,034
Operating expenses:
Research and development	(14,646)	(16,447)
Sales and marketing	(23,419)	(22,482)
General and administrative	(20,257)	(16,376)
Total operating expenses	(58,322)	(55,305)
Operating income	32,298	24,729
Interest income	24	14
Interest and finance cost	(2,936)	(422)
Other, net	826	351
Other income and expense, net	(2,086)	(57)
Income before income taxes and loss from investment in equity affiliate	30,212	24,672
Income tax (provision) benefit	(5,770)	(6,729)
Net income	$24,442	$17,943
Other comprehensive income, net of tax
Currency translation loss, net of tax	$(1,381)	$(704)
Other comprehensive income	(1,381)	(704)
Comprehensive income	23,061	17,239

Earnings per share:
Net income	$24,442	$17,943
Net income available to ordinary shareholders – basic	$24,442	$17,943
Net income available to ordinary shareholders – diluted	$24,442	$17,943
Earnings per ordinary share – basic	$0.45	$0.34
Earnings per ordinary share – diluted	$0.45	$0.34
Weighted-average shares outstanding – basic	54,025,571	52,842,926
Weighted-average shares outstanding – diluted	54,625,745	53,177,489

The accompanying notes form an integral part of these condensed consolidated financial statements.

F-3

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars)

	Ordinary Shares	Distributions in excess of capital	Treasury shares	Retained earnings	Accumulated other comprehensive income	Total share- holder’s (deficit) equity
Balances, December 31, 2013	$727	$(128,809)	$(33,179)	$178,770	$(8,343)	$9,166
Net income	-	-	-	17,943	-	17,943
Other comprehensive income (loss), net of tax	-	-	-	-	(704)	(704)
Exercise of share options	-	(380)	1,093	-	-	713
Repurchase of own shares	-	-	(8,247)	-	-	(8,247)
Share-based compensation	-	2,812	-	-	-	2,812

Balances, March 31, 2014	$727	$(126,377)	$(40,333)	$196,713	$(9,047)	$21,683

The 54,763,151 ordinary shares were issued as of March 31, 2014.

The 1,612,521 ordinary shares were held in treasury at December 31, 2013 were reduced by 55,371 ordinary shares used to satisfy the exercise of share options and were increased by 500,845 ordinary shares repurchased and transferred to treasury, resulting in 2,057,995 ordinary shares held in treasury at March 31, 2014.

The accompanying notes form an integral part of these condensed consolidated financial statements.

F-4

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2013	2014
OPERATING ACTIVITIES:
Net income	$24,442	$17,943
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	5,099	7,753
Share-based compensation	3,633	2,812
Deferred income taxes	1,800	4,620
Change in the fair value of contingent consideration liabilities	815	91
Amortization of financing costs and loan discount	989	62
Loss (gain) on sale of property and equipment	(35)	11
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(2,646)	(476)
Net change in deferred revenue	9,170	(104)
Net cash provided by operating activities	43,267	32,712
INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(3,738)	(2,717)
Proceeds from sale of property and equipment	53	161
Cash payments for acquisitions, net of cash acquired	(2,865)	-
Decrease (increase) in restricted cash	(812)	(1,529)
Net cash used in investing activities	(7,362)	(4,085)
FINANCING ACTIVITIES:
Payment of contingent consideration	(175)	-
Repayments of principal on current credit agreement	-	(25,000)
Repayments of principal on former credit facility	(23,056)	-
Proceeds from exercise of share options	199	713
Repurchases of share rights and options from employees	(2,900)	(1,460)
Repurchase of own shares	-	(8,247)
Net cash provided by (used in) financing activities	(25,932)	(33,994)
Effect of exchange rate fluctuations on cash and cash equivalents	(1,078)	(615)
Change in cash and cash equivalents	8,895	(5,982)
Beginning cash and cash equivalents	51,890	42,349
Ending cash and cash equivalents	$60,785	$36,367
Supplemental cash flow disclosures:
Income taxes paid	$(1,770)	$(2,274)
Interest paid	$(2,035)	$(279)

The accompanying notes form an integral part of these condensed consolidated financial statements.

F-5

Note 1.        Organization and Basis of Presentation and Business

Organization and basis of presentation

AVG Technologies N.V. (“the Company”) is a limited liability company (“Naamloze Vennootschap”) incorporated under Dutch law by deed of incorporation dated March 3, 2011, then under the name AVG Holding Coöperatief U.A. The Company began trading on February 2, 2012 on the New York Stock Exchange under the ticker symbol AVG.

The accompanying unaudited condensed consolidated financial statements include the financial results and position of the Company and of its wholly owned subsidiaries (collectively “AVG”).

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The December 31, 2013 condensed consolidated balance sheet included herein was derived from the Company’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for complete financial statements. However, AVG believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for each of the three years in the period ended December 31, 2013.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments considered necessary to present fairly the Company’s financial position as of March 31, 2014 and results of its operations for the three months ended March 31, 2013 and 2014, statement of shareholders’ equity for the three months ended March 31, 2014, and cash flows for the three months ended March 31, 2013 and 2014. All adjustments are of a normal recurring nature. The results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for future periods.

Business

AVG is primarily engaged in the development and sale of online service solutions and internet security software branded under the AVG name.

As of March 31, 2014, the Company had the same direct and indirect subsidiaries as described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2013, except for OpenInstall, Inc. and AVG Exploit Prevention Labs, Inc., which both merged with AVG Technologies USA Inc. as of January 1, 2014.

Note 2.        Summary of Significant Accounting Policies

There have been no changes in AVG’s significant accounting policies for the year ended March 31, 2014 as compared with the significant accounting policies described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2013, except for the adoption of a new accounting policy as described below.

F-6

Segment reporting

Prior to January 1, 2014, the Company’s internal management financial reporting consisted of one operating and reportable segment. As a result of a number of factors, including but not limited to the revenue generated by the release of the SMB CloudCare offering and the acquisition of the AVG Managed Workplace product and operations in Canada in 2013, AVG’s Chief Executive officer and Chief Financial officer, together the chief operating decision makers (“CODM”), concluded to change the internal financial information effective in January 2014. The internal financial information is presented in two segments: SMB and Consumer. The two business segments reflect how the Company’s operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting beginning in January 2014.

Any costs incurred that are directly applicable to the segments are allocated to the appropriate segment. In addition, certain costs incurred at a corporate level that are identifiable and that benefit our segments are allocated to them. These allocated costs include costs of shared research and development facilities, shared IT infrastructure, and shared central brand and public relations activities. Certain other corporate costs not directly applicable to the segments are identified as “unallocated” costs and represent general corporate costs that are applicable to the consolidated group, including but not limited to; legal, tax, and corporate reporting and are therefore not allocated to the two reportable segments. All “unallocated” costs reported are not included in the CODM’s evaluation of the operating income performance of the two reportable segments.

The Company evaluates the performance of its segments based primarily on revenue and adjusted operating income. In addition to the “unallocated” noted above, the Company excludes certain charges such as share-based compensation, acquisition amortization, and one time charges that affect comparability from operating income for segment purposes as these items are not reflective of normal continuing operations of the segments. The Company excludes these items as segment operating performance and segment management compensation is evaluated based upon a normalized segment operating income. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

The new operating structure provides the Company with visibility over the operations of the two businesses, to more effectively capitalize on market conditions and maximize revenue and profitability.

We have recast prior period amounts to conform to the way we internally managed and monitored segment performance during the current interim period.

The principal products and services offered by each segment are summarized below:

Consumer – The Company’s Consumer segment focuses on delivering simple privacy, protection and performance solutions for PCs, tablets and mobile devices for consumers. Consumer segment products include Anti-Virus and Internet Security, PC Optimization, Family Safety and are available across multiple devices including PCs, Android and Mac. In addition, we have a growing portfolio of Mobile applications including those aimed at optimizing performance, memory and allowing easy control over privacy settings.

SMB – The Company’s SMB segment focuses on delivering simple privacy, protection and performance solutions for across multiple devices for Small and Medium sized business customers. Products include AVG CloudCare (a cloud-services remote management platform incorporating services such as Anti-Virus, Content Filtering and Online Backup) and AVG Managed Workplace (a remote monitoring and IT management platform), allowing our partners to view and access their customers’ entire network environment.

F-7

Recent accounting pronouncements adopted as of January 1, 2014

Liabilities

In February 2013, the FASB issued ASU No. 2013-04, Liabilities – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The main objective of this update is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. generally accepted accounting principles (GAAP). The new guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

Foreign Currency Matters

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters. The main objective of this update is to provide guidance and conformity with respect to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The new guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

Income Taxes

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes. The main objective of this update is to provide guidance with respect to the presentation of an unrecognized tax benefit when a net operating loss carry forward, a similar tax loss or a tax credit carry forward exists. The new guidance is effective for fiscal years beginning after December 15, 2013. The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

Definition of a Public Business Entity

In December 2013, the FASB issued ASU No. 2013-12, Definition of a Public Business Entity. The main objective of this update is to provide a single definition of public business entity for future use in US GAAP. The amendment specifies that:

-	An entity that is required by the SEC to file or furnish financial statements with the SEC, or does file or furnish financial statements with the SEC, is considered a public business entity.

-	A business entity that has securities that are not subject to contractual restrictions on transfer and that is by law, contract, or regulation required to prepare US GAAP financial statements and make them publicly available on a periodic basis is considered a public business entity.

-	A consolidated subsidiary of a public company is not considered a public business entity for purposes of its standalone financial statements.

The Company is listed on a US stock exchange market and therefore required by the SEC to file its financial statements with the SEC and make public its financial statements on a periodic basis. Therefore, the Company meets the criteria of a public business entity. This conclusion does not change the conclusion made before this ASU was issued. This update has no impact to the Company’s financial statements.

Technical Corrections and Improvements Related to Glossary Terms

In March 2014, the FASB issued ASU No. 2014-06, Technical Corrections and Improvements Related to Glossary Terms. The amendments in this update represent changes to clarify the Master Glossary of the Codification, consolidate multiple instances of the same term into a single definition, or make minor improvements to the Master Glossary. The amendments in this update do not have transition guidance and were effective upon issuance (March 14, 2014). The Company adopted this ASU and did not identify a material impact on the consolidated financial statements.

F-8

Note 3.        Segment information

The Company manages its business in the segments Consumer and SMB, which reflects how the Company’s operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting.

The following table presents summarized information by segment and reconciliation from consolidated segment adjusted operating income to consolidated operating income:

	Three months ended
	March 31,
	2013	2014
	(in thousands of U.S. dollars)
Revenue
Consumer	$93,690	$79,481
SMB	11,036	14,065
Total Revenue	104,726	93,546

Segment operating income
Consumer	$45,717	$39,874
SMB	4,291	3,211
Unallocated costs	(10,931)	(8,714)
Total adjusted operating income	39,077	34,371

Reconciliation to consolidated operating income
Share-based compensation	$(3,633)	$(2,812)
Acquisition amortization	(2,283)	(4,263)
Other adjustments	(863)	(2,567)
Consolidated operating income	32,298	24,729

The unallocated cost amounts in the table above include corporate-level activity not specifically attributed to a segment. US GAAP reconciling amounts in the table above include adjustments to conform our internal accounting policies to U.S. GAAP.

The Company does not evaluate assets and capital expenditures on a segment basis, and accordingly such information is not provided.

F-9

Note 4.        Intangible assets

	December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life
Customer relationships	$26,204	$(9,971)	16,233	4.2 years
Developed technology	42,878	(19,443)	23,435	4.7 years
Software	23,687	(11,748)	11,939	4.5 years
Brand and domain names and other intangibles	11,046	(3,379)	7,667	5.3 years
Indefinite-lived trade names and other intangibles	303	-	303	Indefinite
Total	$104,118	$(44,541)	59,577

	March 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Useful Life
Customer relationships	$25,820	$(11,071)	$14,749	3.9 years
Developed technology	42,873	(22,251)	20,622	4.2 years
Software	24,355	(12,936)	11,419	4.1 years
Brand and domain names and other intangibles	11,050	(3,838)	7,212	5.0 years
Indefinite-lived trade names and other intangibles	303	-	303	Indefinite
Total	$104,401	$(50,096)	$54,305

Amortization expense was $3,215 and $5,605 in the three months ended March 31, 2013 and 2014, respectively.

As of March 31, 2014, intangible assets with a carrying value of $20,442 have been pledged as collateral to secure the long term debt (Note 7).

Total future amortization expense for intangible assets that have definite lives, based upon the Company’s existing intangible assets and their current estimated useful lives as of March 31, 2014, is estimated as follows:

2014	$14,427
2015	15,927
2016	11,490
2017	7,508
2018	3,757
Thereafter	893
Total	$54,002

F-10

Note 5.        Goodwill

The changes in the carrying amount of goodwill by segment are as follows:

			Effect of
			foreign
	December 31,		currency rate	March 31,
	2013	Acquisitions	change	2014
	(in thousands of U.S. dollars)
Consumer	$67,874	$-	$(1)	$67,873
SMB	16,969	-	-	16,969
Total goodwill(1)(2)(3)	84,843	-	(1)	84,842

(1)	There were no accumulated goodwill impairment losses as of March 31, 2014.

(2)	As of March 31, 2014, no goodwill has been pledged as collateral to secure the long term debt (Note 7).

(3)	The allocation of the goodwill to the segments was provisionally determined.

Note 6.        Related party transactions

For the three months ended March 31, 2014, we had no related party transactions.

Note 7.        Debt

Credit agreement

On April 25, 2013, the Company entered into a credit agreement with HSBC Bank plc, as mandated lead arranger and agent (the “credit agreement”). The credit agreement comprises a term loan facility of $25,000 (“Facility A”) and a $50,000 revolving credit facility (“Facility B”) together with an accordion that permits an increase in Facility B up to another $50,000 with the agreement of the lender(s). Facility A and Facility B were fully drawn and used to refinance existing facilities and thereafter they are planned to be used to finance the general corporate purposes of the Company.

Facility A was repaid in six equal monthly installments, with the first repayment on the date falling one month after the date of the credit agreement and the final repayment on the final maturity date, which was six months from the date of the credit agreement. Facility A bore an interest rate equal to the 1-month LIBOR rate plus a margin of 2.5% and, if applicable, a mandated lead arranger rate, and was payable monthly in arrears.

Facility B has a final maturity date in three years and bears interest at a LIBOR rate plus a margin of 2.5%, subject to specified consolidated financial ratios, and, if applicable, a mandated lead arranger rate, and is payable in arrears. The standard interest periods agreed are one, two, three and six months or any other period upon acceptance by the lender(s).

The credit agreement contains financial covenants measured at the end of each quarter, including a covenant to maintain a specified consolidated leverage ratio and interest coverage ratio. As of March 31, 2014, the Company was in compliance with all required covenants.

Collateral to the credit agreement is certain property and equipment, intangible assets (IP rights), cash and cash equivalents, equity rights in certain subsidiaries and certain intercompany receivables of the Company with covenants obliging AVG to also pledge new assets according to the criteria set. Certain property and equipment with a carrying value of $7,421, intangible assets with a carrying value of $20,442 (Note 4), as well as cash and cash equivalents amounting to $23,209 have been pledged as collateral to the credit agreement as of March 31, 2014.

F-11

During the three month period ended March 31, 2014, the Company repaid $25,000 on Facility B. As of March 31, 2014, the mandatory principal payments under the credit agreement were as follows:

2014	$-
2015	-
2016	5,000
Total	$5,000

At March 31, 2014, committed undrawn amounts available under the credit agreement were $45,000.

Note 8.        Fair Value Measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3: Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$-	$154	$-	$154
Total assets measured at fair value	$-	$154	$-	$154

Liabilities:
Foreign currency contracts(1)	$-	$10	$-	$10
Contingent purchase consideration liabilities(2)	$-	$-	$1,984	$1,984
Total liabilities measured at fair value	$-	$10	$1,984	$1,994

F-12

	March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$-	$3	$-	$3
Total assets measured at fair value	$-	$3	$-	$3

Liabilities:
Foreign currency contracts(1)	$-	$4	$-	$4
Contingent purchase consideration liabilities(2)	$-	$-	$2,080	$2,080
Total liabilities measured at fair value	$-	$4	$2,080	$2,084

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.

(2)	The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities:

	Three months ended
	March 31,
	2013	2014

Fair value - begin of period	$3,395	$1,984
Additions due to acquisitions	355	-
Change in FV of Level 3 liabilities(3)	815	91
Effects of foreign currency exchange	-	5
Payment of contingent consideration	(175)	-
Fair value - end of period	$4,390	$2,080

(3)	The change in fair value of the contingent purchase consideration liabilities, which was included in general and administrative expenses, is due to the passage of time and changes in the probability of achievement used to develop the estimate

Assets and liabilities measured and recorded at fair value on a non-recurring basis

There were no assets and liabilities measured and recorded at fair value on a non-recurring basis as of March 31, 2013 and 2014, respectively.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.

The carrying amount of long-term debt as of March 31, 2014 of $5,000 approximates its fair value. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) AVG’s creditworthiness or that of AVG’s counterparties (adjusted for collateral related to the asset positions). Based on internal calculations, AVG expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt is fair valued at par and is classified as Level 3.

The carrying amount of long-term debt as of December 31, 2013 of $30,000 approximated its fair value.

F-13

Note 9.        Condensed Consolidated Balance Sheet Detail

Other current assets

Other current assets consist of the following:

	December 31,	March 31,
	2013	2014
	(in thousands of U.S. dollars)
Income tax receivable	$728	$1,209
VAT receivable	1,755	936
Withholding tax receivable	347	144
Foreign currency contracts	154	3
Receivable related to legal claims	1,000	1,000
Advances for share repurchases	699	653
Other receivables	733	596
Total	$5,416	$4,541

Other non-current assets

Other non-current assets consist of the following:

	December 31,	March 31,
	2013	2014
	(in thousands of U.S. dollars)
Restricted cash (non-current portion)	$1,054	$1,054
Prepayments	557	557
Unamortized deferred financing costs	612	550
Deposits (office lease)	284	287
Total	$2,507	$2,448

Accrued compensation and benefits

Accrued compensation and benefits consist of the following:

	December 31,	March 31,
	2013	2014
	(in thousands of U.S. dollars)
Salary and related benefits	$6,544	$9,620
Accrued vacation	2,777	3,284
Accrued incentive payments	7,699	4,847
Severance accrual	1,225	375
Total	$18,245	$18,126

F-14

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,	March 31,
	2013	2014
	(in thousands of U.S. dollars)
Accrued legal and professional fees	$6,935	$6,654
Accrued marketing	3,516	4,174
Accrued rent and service costs	918	489
Accrued sale commissions, rebates and discounts	3,704	2,399
Other accrued expenses	9,738	10,316
Cash settlement payable to the former owners of TuneUp	1,486	-
Deferred purchase consideration	3,288	4,278
Contingent purchase consideration	1,984	2,080
Total	$31,569	$30,390

Other non-current liabilities

Other non-current liabilities consist of the following:

	December 31,	March 31,
	2013	2014
	(in thousands of U.S. dollars)
Deferred rent	$1,878	$2,193
Deferred purchase consideration	1,840	850
Other	357	477
Total	$4,075	$3,520

Note 10.        Other income and expense, net

	Three months ended
	March 31,
	2013	2014
Interest income	$24	$14

Interest on long-term debt	(1,893)	(289)
Amortization of financing costs and loan discount	(989)	(62)
Bank charges and other finance costs	(54)	(71)
Interest and finance costs	(2,936)	(422)

Foreign currency exchange transaction gains (losses), net	605	66
Foreign currency contract gains (losses), net	(5)	285
Dividend income	225	-
Other	1	-
Other, net	826	351

Total other income (expense), net	$(2,086)	$(57)

F-15

Note 11.        Restructuring

Restructuring charges consist of costs associated with the 2012/13 restructuring and the 2013/14 restructuring. These charges include employee severance pay and related costs, facility restructuring costs, contract termination and other non-cash charges associated with the exit of facilities, as well as reversals of restructuring charges arising from changes in estimates.

For the three months ended March 31, 2013, and 2014, restructuring charges were comprised of the following:

	Three months ended
	March 31,
	2013	2014
	2012/13 restruc- turing	2013/14 restruc- turing
Employee severance pay and related costs	$779	$361
Non-cancelable lease, contract termination, and other charges	84	-
Other non-cash charges	-	709
Total restructuring charges	$863	$1,070

During the financial year 2012, the Company initiated the rationalization of the Company’s global operations, involving a wind down of its subsidiaries in Germany, China and Hong Kong, while their business activities were absorbed by other AVG entities. AVG completed the rationalization of operations during the second quarter of financial year 2013.

The following table summarizes the changes in the rationalization of operations related liabilities:

Closure and other contractual liabilities
Balance at January 1, 2014	$1,146
Costs paid or otherwise settled	(117)
Effects of foreign currency exchange	15
Balance at March 31, 2014	$1,044

Cumulative costs incurred to date	$1,627

During the fourth quarter 2013, the Company decided to attempt to mitigate the impact of risks associated with the third party search distribution partnerships as well as the Google policy changes implemented earlier in 2013. These decisions resulted in making a controlled exit from the third party search distribution business as well as a realignment of our resources to mobile, cloud and partnerships throughout the industry. In addition, we initiated a further rationalization of our global operations, involving a transfer of business activities to other locations. As a result of these actions, positions were made redundant.

Restructuring related costs and change in estimates in the three months ended March 31, 2014 totaled $1,070. These restructuring costs included $115 atrributed to sales and marketing, $736 atrributed to research and development and $219 attributed to general and administrative.

F-16

The following table summarizes the changes in the rationalization of operations related liabilities:

Severance and other benefits
Balance at January 1, 2014	$1,225
Costs incurred and charged to expense	364
Costs paid or otherwise settled	(1,185)
Changes in estimates	(3)
Effects of foreign currency exchange	(26)
Balance at March 31, 2014	$375

Cumulative costs incurred to date	$2,255

Note 12.        Commitments and Contingencies

Lease commitments

AVG leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term, adjusted for sublease income if applicable. Rent expense was $1,679 and $1,662 in the three months ended March 31, 2013 and 2014, respectively.

The following is a schedule by year of minimum future payments on non-cancelable operating leases as of March 31, 2014:

	Lease	Sublease income	Net lease
Remainder of financial year 2014	$5,366	$(539)	$4,827
2015	6,662	(789)	5,873
2016	5,537	(622)	4,915
2017	3,918	(408)	3,510
2018	3,218	(228)	2,990
Thereafter	6,246	(684)	5,562
Total minimum future lease payments	$30,947	$(3,270)	$27,677

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by year of purchase obligations as of March 31, 2014:

Remainder of financial year 2014	$2,171
2015	1,305
2016	690
2017	-
2018	-
Total minimum future purchase obligations	$4,166

F-17

Other commitments

In connection with AVG’s business combinations, AVG has agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with AVG of certain employees of the acquired entities. AVG recognized such compensation expense of $2,097 and $1,333 during the three months ended March 31, 2013 and 2014, respectively. As of March 31, 2014, AVG estimated that future compensation expense of up to $1,153 may be recognized as expense pursuant to these business combination agreements.

Litigation contingencies

On May 22, 2012, AVG received notification of a class action litigation relating to the design, sale and marketing of its AVG PC TuneUp software. This notification was amended on September 5, 2012 adding the Australian based provider as defendant. On August 14, 2013 the parties agreed to a settlement in principle and as a consequence AVG estimated and recorded a liability of $2,600. In relation to this, AVG also estimated and recorded a receivable of $1,000 from the Australian based provider. On January 14, 2014, AVG transferred $1,500 to an escrow account, and the Australian based provider contemporaneously transferred $1,000 on behalf of the claimant. The Court issued an order providing final approval of the settlement on behalf of the class on May 5, 2014.

In addition, AVG is involved in other legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually, or in the aggregate, is not expected to have a material adverse effect on AVG’s financial condition or results of operations.

Note 13.        Geographic and major customer information

Revenues are attributed to countries based on the location of AVG’s channel partners as well as end-users of AVG.

The following table represents revenue attributed to countries based on the location of the end-users:

	Three months ended
	March 31,
	2013	2014
Revenue:
Netherlands	$2,821	$2,196
United States	49,365	45,658
United Kingdom	16,048	12,563
Other countries(1)	36,492	33,129
Total	$104,726	$93,546

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net, by country.

	December 31,	March 31,
	2013	2014
Long-lived assets:
Netherlands	$263	$273
Czech Republic	10,520	9,854
United States	2,405	3,009
Other countries(1)	2,106	1,995
Total	$15,294	$15,131

(1)	No individual country represented more than 10% of the respective totals.

F-18

Major customers

Revenues in the three months ended March 31, 2013 and 2014 included revenues derived from significant business partners, and are as follows (in percentages of total revenue):

	Three months ended
	March 31,
	2013	2014

Yahoo!	4%	14%
Google	42%	14%

Accounts receivable balances with significant business partners are as follows (as a percentage of total accounts receivable):

	December 31,	March 31,
	2013	2014
Business partner:
Yahoo!	18%	19%
Google	19%	15%

Note 14.        Ordinary Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2013
	Shares	Shares	Shares
	authorized	issued	outstanding	Par value
Ordinary shares	120,000,000	54,763,151	53,150,630	$727
Total	120,000,000	54,763,151	53,150,630	$727

	March 31, 2014
	Shares	Shares	Shares
	authorized	issued	outstanding	Par value
Ordinary shares	120,000,000	54,763,151	52,705,156	$727
Total	120,000,000	54,763,151	52,705,156	$727

Treasury shares

During the three months ended March 31, 2014, the Company repurchased 500,845 ordinary shares through the share repurchase program described below and held these shares in treasury.

As at March 31, 2014 there were 2,057,995 shares held in treasury at a carrying value of $40,333.

F-19

Share repurchase program

The Company has entered into a conditional share repurchase program under which it intends to repurchase shares to cover obligations to deliver shares under its employee stock options incentive and restricted share units plans (Note 15). Under the share repurchase program the Company may, between May 9, 2013 and November 9, 2014, repurchase from time to time in both open market and privately negotiated transactions up to 4,000,000 ordinary shares. The share repurchase program may occur in tranches. The share repurchase program was authorized by the Company's shareholders on January 12, 2012 and approved by the Supervisory Board on May 7, 2013. On November 5, 2013, the Supervisory Board approved an increase of the maximum number of shares to be repurchased from 2,500,000 to 4,000,000 to cover AVG's obligations to deliver shares under its employee stock options incentive and restricted share units plans.

Under the first tranche of the share repurchase program the Company had, up to November 5, 2013, repurchased in open market transactions 1,500,000 ordinary shares for a total consideration of $33,110 and a weighted average price per share of $22.07. Under the second tranche of the share repurchase program, the Company may repurchase up to 2,500,000 ordinary shares between November 13, 2013 and May 10, 2014. This arrangement does not require the Company to acquire any specific number of shares and may be terminated at any time, except during closed periods. During the three months ended March 31, 2014, the Company repurchased in open market transactions 500,845 ordinary shares for a total consideration of $8,247 and a weighted average price per share of $16.47

The following table summarizes the Company’s total share repurchases under this program:

Total number of shares repurchased	2,604,059
Dollar amount of shares repurchased	$51,657
Average price paid per share	$19.84
Range of price paid per share	$15.48 – 26.16

Note 15.         Share-based compensation

The following table sets forth the total share-based compensation expense under the Amended and Restated 2013 Option and RSU Plan and the share-based compensation expense related to the shares of AVG that the former owners of TuneUp received subject to their non-competition and other vesting conditions recognized in the consolidated statements of comprehensive income.

	Three months ended
	March 31,
	2013	2014
Cost of revenue	$(2)	$3
Research and development	72	343
Sales and marketing	(242)	260
General and administrative	3,805	2,206
Total	$3,633	$2,812

Restricted share units

Restricted share units can only be granted to members of the Management Board of the Company and the Supervisory Board after prior approval of the general meeting of shareholders. Participants have no voting rights with respect to shares represented by restricted stock units until the date of the issuance of such shares. Participants may, if the Supervisory Board of the Company so determines, be credited with dividend equivalents paid with respect to shares underlying a restricted stock unit award. Dividend equivalents shall be forfeited in the event that the restricted share units with respect to which such dividend equivalents were credited are forfeited. Generally, the restricted share units vest based on 4 years of continuous service.

Share option, restricted stock unit and market restricted stock unit activity

As of March 31, 2014, total compensation cost related to unvested share options, restricted stock units and market restricted stock units granted to employees not yet recognized was $12,983 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 1.99 years and will be adjusted for subsequent changes in estimated forfeitures.

F-20

In the three months ended March 31, 2014, the Company did not grant options, restricted stock units or market restricted stock units.

Shares issued to the former owners of TuneUp

As part of the acquisition of TuneUp, the former owners of TuneUp were due to receive shares of AVG with, at acquisition date, a total fair value of €11.5 million subject to their continued employment with the Company and other vesting conditions.

On December 20, 2012, the Company entered into a modification to the original agreement with the former owners. As a result of this modification, the remaining unvested share-based compensation was accounted for as cash-settlement in the amount of €4.3 million ($5.7 million). The cash was settled in three installments that were due in January 2013, August 2013 and January 2014, for respectively €2.1 million, €1.1 million and €1.1 million.

In the fourth quarter of 2012, one of the former owners ceased employment, which triggered accelerated vesting under the modified terms of the award, and as a consequence, share-based compensation in the amount of €2.2 million or $2.9 million was expensed. In the first quarter of 2013, the second former owner ceased employment as well, hence the remaining share-based compensation in the amount of €2.0 million or $2.9 million was accelerated and expensed.

During the three months ended March 31, 2013 and March 31, 2014, the Company recognized compensation expense of $3,133 (including an additional expense of $2,946 relating to the modification) and nil, respectively, which were included in general and administrative expenses. The Company has no further liabilities in relation to the cash-settlements as described above. All shares issuable to the former owners of TuneUp were issued on April 30, 2013.

Note 16.        401(k) Plans

The Company maintains a defined contribution 401(k) retirement savings plan for its U.S. employees. Each participant in the 401(k) retirement savings plan may elect to contribute a percentage of his or her annual compensation up to a specified maximum amount allowed under U.S. Internal Revenue Service regulations. The Company matches employee contributions to a maximum of 4% of the participant’s annual compensation. The Company contributed $111 and $140 during the three months ended 2013 and 2014, respectively.

For the non-US employees, the Company does not pay or reimburse pension premiums other than any applicable statutory national premiums for state pension.

Note 17.        Income taxes

AVG recorded income tax expense of $5,793 (19.2 percent effective tax rate) and $6,729 (27.3 percent effective tax rate) in the three months ended March 31, 2013 and 2014, respectively.

The effective tax rate increased in the three months ended March 31, 2014 compared to the same period last year, primarily due to the prior year centralization of all intellectual property to the Netherlands and the alignment of the intercompany transfer pricing methodology. Revenue is being deferred in the Netherlands, resulting in a decrease in domestic profits which is offset by additional gains in foreign jurisdictions that have higher tax rates.

Deferred tax assets are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred taxes are expected to be settled or realized. The enacted tax rates used for the recognition of the deferred tax assets decreased significantly as a result of the prior year centralization of intellectual property, while the enacted tax rate for deferred tax assets being realized did not change. As a consequence, there is an estimated increase of the income tax expense of $13,937 for the year end December 31,2014. .

F-21

An additional expected difference in the effective tax rates between 2013 and 2014 is a decrease in the valuation allowance expected in the current year due to expected income historical loss jurisdictions.

Note 18.        Earnings per share

Basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method). In the three months ended March 31, 2013 shares issuable upon subscription of AVG shares by TuneUp former owners (using the treasury shares method) were included in the number of potential ordinary shares.

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Three months ended
	March 31,
Numerator:	2013	2014
Net income	$24,443	$17,943
Net income available to ordinary shareholders - basic	$24,443	$17,943
Net income available to ordinary shareholders – diluted	$24,443	$17,943

Denominator:
Weighted-average ordinary shares outstanding – basic	54,025,571	52,842,926
Potential ordinary shares	600,174	334,563
Weighted-average ordinary shares outstanding – diluted	54,625,745	53,177,489
Earnings per ordinary share – basic	$0.45	$0.34
Earnings per ordinary share – diluted	$0.45	$0.34

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Three months ended
	March 31,
	2013	2014
Performance restricted stock units	-	100,000
Options to purchase ordinary shares	1,939,760	1,143,893
Anti-dilutive shares	1,939,760	1,243,893

F-22